SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-13393

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice Hotels International, Inc.

10750 Columbia Pike, Silver Spring, Maryland 20901

Financial Statements and Exhibits

(a) Financial Statements

Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) became effective as of October 15, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan for the year ended December 31, 2010.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Financial Statements

Years Ended December 31, 2010 and 2009

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Financial Statements

Years Ended December 31, 2010 and 2009

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Choice Hotels International, Inc. Retirement Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Choice Hotels International, Inc. Retirement Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Choice Hotels International, Inc. Retirement Savings and Investment Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Vienna, Virginia

June 24, 2011

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets

Investments, at fair value
Mutual funds	$41,272,218	$50,353,140
Common collective trusts	28,224,023	8,038,234
Common stock	9,637,228	8,157,230
Cash and money market	256,278	253,585

Total investments, at fair value	79,389,747	66,802,189

Receivables
Employer contributions	399,302	446,772
Notes receivable from participants	1,529,905	1,463,552
Accrued interest and dividends	16,969	16,933

Total receivables	1,946,176	1,927,257

Net Assets Available for Benefits at Fair Value	81,335,923	68,729,446

Adjustment from Fair Value for Fully Benefit-Responsive Investment Contract	—	583,084

Net Assets Available for Benefits	$81,335,923	$69,312,530

The accompanying notes are an integral part of these financial statements.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to Net Assets
Contributions
Participant	$5,746,057
Employer	2,995,529
Rollovers	619,169

Total contributions	9,360,755
Investment Income
Net appreciation of fair value of investments	7,970,678
Interest and dividends	1,380,035
Participant loan interest	76,853

Total investment income	9,427,566
Total Additions to Net Assets	18,788,321

Deductions from Net Assets
Benefit payments to participants	6,704,248
Participant-directed expenses	60,680

Total Deductions from Net Assets	6,764,928

Net Increase	12,023,393

Net Assets Available for Benefits, beginning of year	69,312,530

Net Assets Available for Benefits, end of year	$81,335,923

The accompanying notes are an integral part of this financial statement.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF THE PLAN

Choice Hotels International, Inc. (“Choice” or the “Company”) is in the business of hotel franchising. Choice franchises over 6,000 hotels open and operating under the following brand names: Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Cambria Suites®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban Extended Stay Hotel® and Ascend Collection®. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) is a defined contribution, salary deferral plan available to the eligible employees of Choice. Merrill Lynch Trust Company (“Merrill Lynch” or the “Trustee”) is the Plan trustee. The following description of the Plan provides only general information, and participants should refer to the plan document for a more complete description of the plan’s provisions.

General - The Plan is a defined contribution plan established effective October 15, 1997. The plan document was amended and restated effective January 1, 2009 to comply with Internal Revenue Code (“IRC”) and other regulatory requirements. The Plan document was amended again effective November 16, 2010 to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility and Contributions - All employees of Choice are eligible to participate in the Plan if they are at least 21 years of age and have completed three months of service. Participants may elect to contribute up to a maximum amount per calendar year subject to Internal Revenue Service (“IRS”) limitations, which was $16,500 in 2010. Catch-up contributions up to a maximum of $5,500 were allowed during 2010 under IRS regulations for participants who were age 50 or older. Participants are immediately vested in all participant contributions and earnings (losses) on such contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trusts, Choice Hotels International, Inc. common stock (“Choice common stock”) and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s eligible earnings. All participants have the option to change or suspend their level of plan contributions on a monthly basis.

Certain participants’ accounts may be credited with fractional shares of Choice common stock. Choice common stock held by the Trustee on behalf of each participant shall be voted by the Trustee as directed by the participant to whose accounts such stock is credited. Fractional shares may be combined and voted by the Trustee to the extent possible to reflect the instructions of the participants credited with such shares.

The Company has invoked the safe harbor matching contribution provisions provided for in the plan document. Pursuant to these provisions, the Company matching contribution is an amount equal to 100 percent of the participant’s contributions up to 3 percent of eligible compensation, plus 50 percent of the participant’s contributions on the next 2 percent of eligible compensation. Company matching contributions are made each pay period in the form of cash and invested as elected by the plan participants. All investments are participant directed.

Employees hired on or before January 1, 2000 receive an additional discretionary matching contribution equal to 200 percent on the next 1 percent of eligible compensation provided that the employee worked 1,000 hours and was employed with the Company as of December 31, 2010. The discretionary matching contribution is credited to participants’ accounts during the first quarter of the following year.

Each participant account is credited with participant contributions and allocations of the Company’s matching contributions and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - For contributions made subsequent to January 1, 2006, participants immediately vest 100 percent in the employer matching contributions and discretionary matching contributions. For employer matching contributions and discretionary matching contributions for the plan years prior to January 1, 2006, participants vested at a rate of 20 percent per year beginning at the end of their first year of employment, resulting in full vesting at the end of their fifth year of employment.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF THE PLAN - CONTINUED

Forfeitures - Under the Plan provisions, forfeitures of non-vested participants’ Company matching contributions shall be applied at the Company’s discretion to reduce future Company contributions. At December 31, 2010 and 2009, the fair value of forfeitures held by the Plan was $30 and $23,410, respectively. During the plan year ended December 31, 2010, the Company used $15,257 of the forfeiture account balance to reduce Company contributions made to the Plan and $16,832 was reallocated per-capita to all participants with a balance as of December 31, 2009.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a cash lump sum amount equal to the value of the participant’s entire interest in his or her account, or annual, semi-annual, quarterly, or monthly installments over a fixed period not to exceed 20 years.

Upon separation from service, a participant may also elect that all or a portion of the participant’s common stock account be distributed in the form of shares of Choice common stock, with voting rights applicable to that stock. Such distribution is made entirely in whole shares and any partial shares held by the participant will be distributed in the form of cash.

Participants who separate from Choice with balances of less than $5,000 may roll the balances into other qualified plans or individual retirement accounts (“IRA”), or receive lump-sum payments, net of applicable federal and state taxes. Under the “Automatic Rollover of Forced-Outs” provision of the Economic Growth and Tax Relief Reconciliation Act, plan sponsors are required to rollover directly into an IRA forced-out distributions of amounts in excess of $1,000 and less than or equal to $5,000 unless the participants elect otherwise. For participants with balances of less than $1,000, lump-sum distributions are made, net of applicable federal and state taxes.

Participant Loans - The Plan permits participants to borrow from their accounts a minimum of $750 up to the lesser of $50,000 or 50 percent of their vested account balances. Participants may not have more than one loan outstanding at a time.

Loans are repaid during fixed terms not to exceed five years (or over a reasonable period of time not to exceed 30 years for principal home loans). Principal and interest must be paid through payroll deductions; however, early pay-off of loans is permitted.

Interest rates are equal to 1 percent above the Wall Street Journal Prime Rate on the last day of the prior month in which the loan is issued. Interest rates on loans outstanding as of December 31, 2010 and 2009 ranged from 4.25 percent to 10.5 percent with various dates of maturity through 2039. An annual loan processing fee of $50 is charged to the participant’s account.

Rollovers - Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans.

Administrative Expenses - Investment management fees are charged against the investment earnings in each fund. Participant accounts are also charged loan-processing fees and self-directed investment account fees. Trustee fees and certain administrative expenses of the Plan are currently paid by Choice. For the year ended December 31, 2010, Choice paid approximately $7,400 in administrative expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest earned on investments is recorded on an accrual basis. All income (losses) are allocated daily to participant accounts.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At times, the Plan has invested in investment contracts through common collective trusts. When the Plan is invested in these investment contracts, the statement of net assets available for benefits presents the fair value of the investment in the common collective trusts as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts and the statement of changes in net assets available for benefits is prepared on a contract value basis. As of December 31, 2010, the Plan no longer invested in any fully benefit-responsive investment contracts.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

Risks and Uncertainties - The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as for direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit risk. Market value of investments may decline for a number of reasons, including, among others, changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits - Benefit claims are recorded when paid.

Recent Accounting Pronouncements - Effective for fiscal years ending after December 15, 2010, participant loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Prior to this change, participant loans were classified as plan investments, which are subject to measurement at fair value. The change in accounting for participant loans has been applied retrospectively to all prior periods presented.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures that are effective for periods beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the accompanying financial statements.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Subsequent Events - The Plan has evaluated subsequent events through June 24, 2011, the date of the issuance of the financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan estimates the fair value of its financial instruments utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The following summarizes the three levels of inputs, as well as the assets that the Plan values using those levels of inputs.

Level 1 -	Quoted prices in active markets for identical assets and liabilities. The Plan’s Level 1 assets consist of cash, mutual funds and Choice common stock.

Level 2 -	Observable inputs, other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable. The Plan’s Level 2 assets consist of the common collective trust and the money market fund.

Level 3 -	Unobservable inputs, supported by little or no market data available, where the reporting entity is required to develop its own assumptions to determine the fair value of the instrument. The Plan does not have any Level 3 assets.

Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds - Valued at the quoted net asset values of shares held by the Plan at the year end.

Common Collective Trust - Valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end, based on the fair value of the underlying investments. Redemptions of investments in the common collective trusts may be made daily without a notice period. At December 31, 2010, the investments held by the common collective trusts consist primarily of short-term fixed-income securities that are valued using an amortized cost that generally approximates the current fair value of these securities and equity securities valued at the closing price reported on the active market on which the individual securities are traded. At December 31, 2009, the investments held by the common collective trusts consisted primarily of traditional and synthetic guaranteed investment contracts issued by insurance companies and “wrapper” contracts issued by a third party, for which fair value was based on market prices of similar contracts.

Money Market Fund - The money market fund consists primarily of unallocated cash which is valued at cost and approximates fair value.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2010 and 2009

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis, at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$7,060,805	$—	$—	$7,060,805
Balanced	5,213,146	—	—	5,213,146
Index	87,117	—	—	87,117
Large Cap Equity	12,421,568	—	—	12,421,568
Mid Cap Equity	2,602,681	—	—	2,602,681
Small Cap Equity	4,524,132	—	—	4,524,132
International Equity	9,337,118	—	—	9,337,118
Emerging Markets	25,651	—	—	25,651
Common Stock	9,637,228	—	—	9,637,228
Common Collective Trusts	—	28,224,023	—	28,224,023
Cash and Money Market Fund	239,675	16,603	—	256,278

Total Assets at Fair Value	$51,149,121	$28,240,626	$—	$79,389,747

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2010 and 2009

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis, at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$10,731,102	$—	$—	$10,731,102
Balanced	4,143,899	—	—	4,143,899
Index	56,764	—	—	56,764
Large Cap Equity	19,458,697	—	—	19,458,697
Mid Cap Equity	65,686	—	—	65,686
Small Cap Equity	7,525,772	—	—	7,525,772
International Equity	7,515,522	—	—	7,515,522
Technology Fund	845,448	—	—	845,448
Emerging Markets	10,250	—	—	10,250
Common Stock	8,157,230	—	—	8,157,230
Common Collective Trust	—	8,038,234	—	8,038,234
Cash and Money Market Fund	237,032	16,553	—	253,585

Total Assets at Fair Value	$58,747,402	$8,054,787	$—	$66,802,189

The Plan did not have any gains and losses included in earnings, from Level 3 investments, for the years ended December 31, 2010 and 2009.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2010 and 2009

NOTE 4 - INVESTMENTS

The following presents investments, at fair value, that represent 5 percent or more of the Plan’s net assets:

			2010	2009
	Choice Common Stock	Common Stock	$9,296,965	$7,946,845
**	Northern Trust S&P 500 Equity Index	Common/Collective Trust	9,082,181	—
	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust	8,320,689	8,038,234
**	American Growth Fund of America R5	Mutual Fund	7,448,747	—
**	Columbia International Value Fund	Mutual Fund	5,638,724	—
	PIMCO Total Return Fund	Mutual Fund	5,264,073	10,694,189
*	Invesco Van Kampen Equity & Income Fund	Mutual Fund	5,185,732	3,206,527
**	Invesco Van Kampen Growth & Income Fund	Mutual Fund	4,962,799	—
**	Northern Trust EAFE Index Fund	Common/Collective Trust	4,461,809	—
*	Allianz NJF Small Cap Value Fund	Mutual Fund	4,434,921	2,694,648
***	American Growth Fund of America R3	Mutual Fund	—	5,956,056
***	BlackRock Large Cap Value Fund	Mutual Fund	—	4,652,313
***	BlackRock S&P 500 Index Fund	Mutual Fund	—	6,124,147
***	BlackRock International Value Fund	Mutual Fund	—	4,264,230

    * Represents 5 percent or more in plan assets in 2010 only

  ** New investment option added to the plan in 2010

*** Investment option was removed during 2010

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$6,252,937
Common Stock	1,717,741

$7,970,678

Prior to October 6, 2010, the Plan’s investment in the Merrill Lynch Retirement Preservation Trust (the “Trust”) represented a fully benefit-responsive investment contract sponsored by the Trustee. On October 6, 2010, the Trustee approved a resolution to terminate the Trust and commence liquidation of its assets. Effective with the Trustee’s approval of the resolution, the Trust changed from a stable value fund to a short-term bond fund. This change eliminated the Trust’s wrap contracts and changed the accounting method from contract value to fair value accounting.

Prior to the Trustee’s approval of the plan to terminate the Trust, the Trustee maintained contributions within the general accounts of the issuing insurance companies and banks. Consequentially, the ability to satisfy the terms of the insurance and bank contracts was dependent upon the general financial soundness of the issuers of those contracts. The insurance and bank contracts were not guaranteed by the U.S. government or any agency thereof. The contract was included in the statements of net assets available for benefits at fair value as described in Note 2. The adjustment from fair value to contract value for the investment contract was based on the contract value as reported to the Plan by the Trustee. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2010 and 2009

NOTE 4 - INVESTMENTS - CONTINUED

The fair value of the investment contract at December 31, 2009 was $8,038,234. The average yield and crediting interest rate were 2.35 percent and 2.57 percent, respectively, during 2009. The crediting interest rate was based on a formula agreed upon with the issuer. Such interest rates were reviewed on a quarterly basis for resetting.

NOTE 5 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits - financial statements	$81,335,923	$69,312,530
Less: Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	—	(583,084)

Net assets available for benefits per Form 5500	$81,335,923	$68,729,446

NOTE 6 - FEDERAL INCOME TAX STATUS

On July 29, 2009, the Plan received a favorable determination letter from the IRS. The Plan was further amended on November 16, 2010. The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the IRC therefore, the funds of the Plan are intended to be exempt from federal income taxes under the applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, Choice has the right under the Plan’s provisions to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested and the net assets of the Plan will be distributed to the participants.

NOTE 8 - PARTY IN INTEREST TRANSACTIONS

Certain Plan investments including shares of mutual funds and the Merrill Lynch Retirement Preservation Trust are managed by Merrill Lynch and BlackRock Investment Management LLC. Merrill Lynch is a trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of Choice common stock; therefore these transactions qualify as party-in-interest transactions.

Total purchases and sales of Choice common stock during 2010 were $621,128 (17,856 shares) and $721,117 (20,749 shares), respectively. In addition, in-kind distributions of $114,954 (5,182 shares) were made during the year. In-kind distributions are delivery of actual securities rather than their cash value. As of December 31, 2010 and 2009, the Plan held 242,931 and 251,006 shares of Choice common stock with a fair value of $9,296,965 and $7,946,845, respectively.

Notes receivable from participants also qualify as party-in-interest transactions.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN #52-1209792, Plan Number 001

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity	Current Value
*	Choice Common Stock	Common stock	$9,296,965
	Northern Trust S&P 500 Equity Index	Common/collective trust	9,082,181
*	Merrill Lynch Retirement Preservation Trust	Common/collective trust	8,320,689
	American Growth Fund of America R5	Mutual fund	7,448,747
	Columbia International Value Fund	Mutual fund	5,638,724
	PIMCO Total Return Fund	Mutual fund	5,264,073
	Invesco Van Kampen Equity & Income Fund	Mutual fund	5,185,732
	Invesco Van Kampen Growth & Income Fund	Mutual fund	4,962,799
	Northern Trust EAFE Index Fund	Common/collective trust	4,461,809
	Allianz NJF Small Cap Value Fund	Mutual fund	4,434,921
	Oppenheimer International Growth Fund	Mutual fund	3,533,949
	Northern Trust Russell 2000 Equity Index	Common/collective trust	2,919,696
	Northern Trust S&P 400 Equity Index	Common/collective trust	1,824,960
*	BlackRock Inflation Protected Bond Fund	Mutual fund	1,777,527
	Northern Trust Aggregate Bond Index Fund	Common/collective trust	1,614,688
	Perkins Mid Cap Value Fund	Mutual fund	1,532,381
*	Notes receivable from participants	Interest rates from 4.25% to 10.5%	1,529,905
	Prudential Jennison Mid Cap Value Fund	Mutual fund	1,041,626
	Self-Directed Account	Various	951,919
*	BlackRock Small Cap Growth Bond Fund	Mutual fund	79,758
	Money Market	Money market	16,603

			$80,919,652

*	Represents a party-in-interest as defined by ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 24, 2011

CHOICE HOTELS INTERNATIONAL, INC.
RETIREMENT, SAVINGS & INVESTMENT PLAN

By: /s/ DAVID L. WHITE
David L. White
Senior Vice President, Chief Financial Officer and Treasurer Choice Hotels International, Inc.